Exhibit 99.1

Farfetch Announces Second Quarter 2022 Results

•
Q2 2022 Gross Merchandise Value (“GMV”) increases 1.3% year-over-year (or increases 7.6% year-over-year at constant currency) to $1 billion
•
Q2 2022 Digital Platform GMV decreases 3.3% year-over-year (or increases 1.6% year-over-year at constant currency) to $883.1 million
•
Q2 2022 Brand Platform GMV growth of 47.3% year-over-year (or 68.4% year-over-year at constant currency) to $107.1 million
•
Q2 2022 Revenue increases 10.7% year-over-year (or increases 20.7% year-over-year at constant currency) to $579.3 million
•
Q2 2022 Gross Profit Margin of 46.2% and Digital Platform Order Contribution Margin of 31.7%
•
Q2 2022 Profit after Tax of $67.7 million (includes non-cash benefit arising from impact of lower share price on items held at fair value and remeasurements)
•
Q2 2022 Adjusted EBITDA of $(24.2) million
•
Cash, Cash Equivalents, and Short-term Investments of $675.2 million as of June 30, 2022

LONDON, U.K. August 25, 2022 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, today reported financial results for the second quarter ended June 30, 2022.

José Neves, Farfetch Founder, Chairman and CEO, said: "At Farfetch our mission is to be THE Global Platform for Luxury. This week we celebrated a major step towards that mission, with a transformational deal advancing our Luxury New Retail (LNR) partnership with Richemont.

"Since the acquisition of Browns, through the launch of F90 with Gucci, partnerships with Chanel and Harrods, our China JV with Alibaba, Richemont and Kering, and more recent signings of Neiman Marcus and Salvatore Ferragamo, to name just some of the milestones, we have built upon this vision relentlessly - year after year - and this week we celebrate a landmark partnership where we are partnering with Richemont to deliver LNR to their entire group, with their Maisons and YNAP adopting Farfetch Platform Solutions and also joining the Marketplace. This is our long-term vision coming to life.

"And while our eyes are fixed on our North Star, our feet remain planted firmly on the ground. We are navigating a volatile macro environment adeptly, continuing to post growth compounding on what has been a tremendous 3-year run for Farfetch, a period that saw our business double as measured by our GMV. This makes me extremely bullish for 2023, a year when we will lap our closure of our Russia operations, expect China to turn into a tailwind, and will start to see the fruits of large deals signed this year with Reebok, Neiman Marcus Group and Salvatore Ferragamo. These 2023 vectors of growth, combined with the rationalisation of costs we are implementing this year, make me very confident about our 2023 top line, profitability and cash generation.

"I look forward to discussing all of this as well as our longer term plans in an upcoming Capital Markets Day, which we expect to take place before the end of the year.”

Elliot Jordan, CFO of Farfetch, said: “In second quarter 2022 Farfetch demonstrated our ability to navigate macro challenges while delivering robust underlying growth and managing resources effectively. We achieved revenue growth, on a constant currency basis, of 21% year-on-year, and expanded gross profit margins with strong unit profitability. We remain focused on continuing to navigate the near-term macro environment, and I am excited about the multiple levers of growth and drivers of profitability in 2023 and beyond.”

Consolidated Financial Summary and Key Operating Metrics (in $ thousands, except per share data, Average Order Value, Active Consumers or as otherwise stated):

	Three months ended June 30,
	2021	2022
Consolidated Group:
Gross Merchandise Value (“GMV”)	$1,007,811	$1,020,448
Revenue	523,313	579,347
Adjusted Revenue (1)	439,488	499,416
Gross profit	230,082	267,670
Gross profit margin	44.0%	46.2%
Profit after tax	$87,925	$67,670
Adjusted EBITDA (1)	(20,579)	(24,224)
Adjusted EBITDA Margin (1)	(4.7)%	(4.9)%
Basic Earnings per share (“EPS”)	$0.24	$0.18
Diluted EPS	(0.31)	(0.50)
Adjusted EPS (1)	(0.17)	(0.21)
Digital Platform:
Digital Platform GMV	$913,350	$883,130
Digital Platform Services Revenue	349,131	356,038
Digital Platform Gross Profit	184,999	187,784
Digital Platform Gross Profit Margin	53.0%	52.7%
Digital Platform Order Contribution (1)	$119,111	$112,759
Digital Platform Order Contribution Margin (1)	34.1%	31.7%
Active Consumers (in thousands)	3,394	3,844
Average Order Value (“AOV”) - Marketplace	$599	$596
AOV - Stadium Goods	335	313
Brand Platform:
Brand Platform GMV	$72,722	$107,137
Brand Platform Revenue	72,722	$116,577
Brand Platform Gross Profit	34,252	61,406
Brand Platform Gross Profit Margin	47.1%	52.7%
1.
See “Non-IFRS and Other Financial and Operating Metrics” on Page 20 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

Digital Platform

•
Continued transition to full-price sales in the Farfetch Marketplace. Full-price GMV increased 20%, excluding Russia and Mainland China
•
Third-party transactions generated 81% of Digital Platform GMV
o
Take rate of 31.2% in second quarter 2022 supported by record media solutions revenue
•
First-party transactions grew 9% year-over-year, supported by First-Party Original, which generated 4% of Digital Platform GMV in second quarter 2022
•
The Farfetch Marketplace continued to offer customers the most extensive selection of in-season luxury fashion on a global platform from over 1,400 sellers, as supply from both multi-brand retailers and e-concession partners continued to increase year-over-year to total stock units of nearly 12 million in second quarter 2022
•
Signed global strategic partnership with Salvatore Ferragamo to leverage Farfetch capabilities to further accelerate its branded digital and omnichannel strategy, strengthen its presence on the Marketplace, and utilize Media Solutions to engage a younger audience, while also exploring Future Retail innovations. Farfetch Platform Solutions (FPS) also continued to add to its client roster with the launch of Sacai’s global monobrand e-commerce site
•
Continued to partner with brands on campaigns highlighting their collections on the marketplace including:
o
Karl Lagerfield Spring/Summer 2022 collection launch with Amber Valletta
o
De Beers new dewdrop diamond collection
o
Chopard launch of their 'Happy Sports' campaign
•
Launched collaborations between Opening Ceremony and Peter Do, and Interview Magazine and Tabboo!, the first two capsules for Farfetch BEAT, a new retail series launching exclusive limited edition product experiences in collaboration with some of the most progressive voices in fashion and culture
•
In July 2022, partnered with Outlier Ventures, a leader in early-stage Web3 incubation, to launch the Dream Assembly Basecamp Web3 accelerator program, a cohort of the most promising Web3 startups in the luxury fashion and lifestyle sectors with a curated program of mentorship, networking, and support in order to help drive the future of Web3 luxury commerce

New Guards

•
New Guards’ portfolio continued to focus on direct-to-consumer channels while creating culturally relevant collections:
o
Off-White collaborated with Major League Baseball and New Era Capsule in what was the first official collaboration between Off-White and a pro sports league, and partnered with Church’s for the second instalment of their genderless capsule collection
o
Palm Angels opened a new directly operated store in Milan
o
Heron Preston collaborated with BAPE to launch a limited edition capsule reinterpreting classics from their archive

Luxury New Retail

•
In August 2022, announced transformational partnership with Richemont which advances Luxury New Retail vision, and includes:
o
FPS re-platforming of Richemont Maisons and Yoox Net-A-Porter (‘YNAP’)
o
Richemont Maisons joining the Farfetch Marketplace
o
Farfetch to acquire 47.5% equity stake in YNAP, subject to customary regulatory approvals, with the intention to transform the business and advance its growth and adoption of a hybrid business model. Richemont and Farfetch to have put and call options, respectively, for Farfetch to acquire the remainder of YNAP, subject to certain conditions

Environmental, Social and Governance

•
Published Farfetch’s second annual ESG report, highlighting initiatives and progress made in 2021 towards our Positively Farfetch 2030 sustainability goals including:
o
7.9% reduction in CO2-eq logistics emissions per net unit sold, equating to a 21.6% reduction in logistics emissions per net unit sold since 2019
o
92% year-over-year growth in GMV for Conscious products, with 7.4% of GMV being Conscious
o
153% year-over-year growth in total Circular units (sold or serviced) representing 2.1% of total units (sold or serviced)
o
84% of Farfetchers reported they feel included at Farfetch
•
Released our Conscious Luxury Trends report on the behaviors of luxury consumers and luxury industry sustainability matters, leveraging the power of our data to provide insights to support the industry's shift towards becoming more sustainable
•
Partnered with Good on You to launch Good Measures, an online sustainability hub that helps brands understand and improve their sustainability performance

Second Quarter 2022 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended June 30,
	2021	2022
Digital Platform GMV	$913,350	$883,130
Brand Platform GMV	72,722	107,137
In-Store GMV	21,739	30,181
GMV	$1,007,811	$1,020,448

GMV increased by $12.6 million from $1,007.8 million in second quarter 2021 to $1,020.4 million in second quarter 2022, representing year-over-year growth of 1.3%. Digital Platform GMV decreased by $30.3 million from $913.4 million in second quarter 2021 to $883.1 million in second quarter 2022, representing a year-over-year decline of 3.3%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased 1.6% year-over-year.

Digital Platform GMV performance in the second quarter 2022 reflects continuing headwinds from suspension of trade in Russia, where trade has been ceased since March 2022, and China, where regional COVID-19 restrictions continue to impact orders in Mainland China. Additionally, while our shift to full-price continued in second quarter 2022, this was more than offset by a decline in markdown sales.

Brand Platform GMV increased year-over-year by 47.3% to $107.1 million or increased 68.4% year-over-year excluding the impact of changes in foreign exchange rates. This increase in GMV reflects a partial recovery from delayed shipments in first quarter 2022 and strong demand for New Guards' brands' Autumn-Winter 2022 collections.

In-Store GMV increased by 38.8% year-over-year to $30.2 million, driven by additional openings of New Guards brands' stores in the last twelve months as well as growth from existing stores. Excluding the impact of changes in foreign exchange rates, In-Store GMV would have increased 52.8% year-over-year.

Revenue (in thousands):

	Three months ended June 30,
	2021	2022
Digital Platform Services third-party revenue	$208,597	$203,347
Digital Platform Services first-party revenue	140,534	152,691
Digital Platform Services Revenue	349,131	356,038
Digital Platform Fulfilment Revenue	83,825	79,931
Brand Platform Revenue	72,722	116,577
In-Store Revenue	17,635	26,801
Revenue	$523,313	$579,347

Revenue increased by $56.0 million year-over-year from $523.3 million in second quarter 2021 to $579.3 million in second quarter 2022, representing year-over-year growth of 10.7%. The increase was driven by a 60.3% increase in Brand Platform Revenue to $116.6 million, a 52.0% growth in In-Store Revenue and an increase in Digital Platform Revenue of 0.7%. Excluding the impact of changes in foreign exchange rates, revenue would have increased 20.7% year-over-year.

Digital Platform Services Revenue increased by 2.0% year-over-year driven by first-party revenue. Digital Platform Services first-party revenue increased 8.7% primarily driven by increased markdown sales of Browns' products on the Marketplace. Digital Platform Services third-party revenue decreased by 2.5% year-over-year impacted by the same factors driving GMV, partially offset by growth in advertising revenue.

Digital Platform Fulfilment Revenue represents the pass-through to consumers of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions, subsidized shipping and incentives. Digital Platform Fulfilment Revenue decreased 4.7% year-over-year, above the overall Digital Platform GMV decline of 3.3%, as a portion of shipping cost efficiencies in second quarter 2022 were passed through to consumers.

Brand Platform Revenue increased by 60.3% year-over-year, which was at a faster rate than GMV growth, due to the addition to revenue of $9.4 million generated by the Reebok net economic benefit from the partnership which commenced in March 2022.

Cost of Revenue (in thousands):

	Three months ended June 30,
	2021	2022
Digital Platform Services third-party cost of revenue	$69,700	$62,067
Digital Platform Services first-party cost of revenue	94,432	106,187
Digital Platform Services cost of revenue	164,132	168,254
Digital Platform Fulfilment cost of revenue	83,825	79,931
Brand Platform cost of revenue	38,470	55,171
In-Store cost of goods sold	6,804	8,321
Cost of revenue	$293,231	$311,677

Cost of revenue increased by $18.5 million, or 6.3%, year-over-year from $293.2 million in second quarter 2021 to $311.7 million in second quarter 2022. The increase was driven by growth in Brand Platform cost of revenue and Digital Platform Services cost of revenue.

Digital Platform Services cost of revenue increased at a slightly higher rate than Digital Platform Services Revenue, primarily due to an increased mix of first-party revenue, partially offset by a decrease in third-party Digital Platform Services cost of revenue.

Gross profit (in thousands):

	Three months ended June 30,
	2021	2022
Digital Platform third-party gross profit	$138,897	$141,280
Digital Platform first-party gross profit	46,102	46,504
Digital Platform Gross Profit	184,999	187,784
Brand Platform Gross Profit	34,252	61,406
In-Store Gross Profit	10,831	18,480
Gross profit	$230,082	$267,670

Gross profit increased by $37.6 million, or 16.3%, year-over-year, to $267.7 million in second quarter 2022. Gross profit margin increased by 220 bps year-over-year to 46.2%, primarily driven by a strong margin improvement in Brand Platform.

Digital Platform Gross Profit Margin decreased by 30 bps to 52.7% in second quarter 2022, from 53.0% in second quarter 2021, as Digital Platform Services cost of revenue increased at a slightly higher rate than Digital Platform Services Revenue. The increase in Digital Platform third-party gross profit margin was more than offset by an increase in stock clearance activity on Browns products resulting from Spring-Summer 2022 season stock, which was purchased in anticipation of higher levels of consumer demand.

Brand Platform Gross Profit Margin increased 560 bps year-over-year to 52.7%, driven by the recognition of the Reebok net economic benefit and the elimination of Palm Angels royalty costs from Brand Platform cost of revenue following the acquisition of 60% of the outstanding equity interests of Palm Angels S.r.l (“Palm Angels”), the owner of the Palm Angels trademark.

Selling, general and administrative expenses by type (in thousands):

	Three months ended June 30,
	2021	2022
Demand generation expense	$65,888	$75,025
Technology expense	34,545	31,120
Share-based payments	60,173	58,069
Depreciation and amortization	62,720	80,557
General and administrative	150,229	185,749
Other items	6,828	4,765
Selling, general and administrative expense	$380,383	$435,285

Selling, general and administrative expenses increased by $54.9 million, or 14.4%, year-over-year, from $380.4 million in second quarter 2021 to $435.3 million in second quarter 2022.

Demand generation expense increased $9.1 million, or 13.8%, year-over-year to $75.0 million in second quarter 2022. As a percentage of Digital Platform Services Revenue, Demand generation expense was 21.1% compared to 18.9% in second quarter 2021. The increase was driven by our investment in acquiring and engaging customers in paid channels, and reflects continued cost inflation in digital marketing channels, our redeployment of demand generation spend out of Russia to higher cost markets, and our redistribution of spend as we continue to implement measures in response to the impact of Apple's recent iOS privacy measures, to channels which exhibited higher unit costs, on average.

Our total investment in technology, which includes technology expense and our investments in longer term development projects which are treated as capital items, was 13.2% of Adjusted Revenue in second quarter 2022, as compared to 13.8% in second quarter 2021, as Adjusted Revenue growth outpaced growth of our overall technology costs.

Technology expense primarily relates to maintenance and operations of our platform features and services, as well as software, hosting and infrastructure expenses, which includes three globally distributed data centers, including one in Shanghai, which support the processing of our growing base of transactions. Technology expense decreased by $3.4 million in second quarter 2022 year-over-year, or 9.9%. This was driven by an increase in investments into capitalizable longer term development projects, including Beauty and re-platforming projects. This was offset by an underlying increase in technology staff headcount and software and hosting costs to support growth.

Depreciation and amortization expense increased by $17.9 million, or 28.5%, year-over-year from $62.7 million in second quarter 2021 to $80.6 million in second quarter 2022. Amortization expense increased principally due to increased technology investments, where qualifying technology development costs are capitalized and amortized over their useful lives, as well as amortization of the $364.1 million intangible asset recognized in relation to the Reebok partnership in March 2022. Depreciation expense increased primarily as a result of new stores and office leases entered into within the last twelve months.

Share-based payments decreased by $2.1 million, or 3.5% year-over-year in second quarter 2022 due to the decreased cost of employment related taxes and cash-settled awards, primarily as a result of the share price movement, partially offset by grants of equity-settled awards, including the performance-based restricted share unit ("PSU") award granted to the Company's Founder, Chairman and CEO, José Neves in May 2021.

General and administrative expense increased by $35.5 million, or 23.6%, year-over-year in second quarter 2022, reflecting an increase in warehousing costs to support increased first-party trading and scaling our operations to support our Fulfilment by Farfetch strategy plus the launch of Beauty. This was alongside the consolidation of acquired businesses and the continued impact of salary increases, which also impacted technology expense.

General and administrative expense increased as a percentage of Adjusted Revenue to 37.2% compared to 34.2% in second quarter 2021 primarily driven by slower growth in Adjusted Revenue.

Gains/(losses) on items held at fair value and remeasurements (in thousands):

	Three months ended June 30,
	2021	2022
Remeasurement gains on put and call option liabilities	$38,864	$162,894
Fair value gains on embedded derivative liabilities	206,874	94,143
Fair value remeasurement of equity investment carried at fair value through profit or loss ("FVTPL")	-	(6,335)
Gain on disposal of investment carried at FVTPL	-	1,461
Gains on items held at fair value and remeasurements	$245,738	$252,163

The $162.9 million of remeasurement gains on put and call option liabilities in second quarter 2022 are related to a $123.7 million gain on the remeasurement of the put and call option resulting from the November 2020 strategic agreement with Alibaba Group Holding Limited (“Alibaba Group”) and Compagnie Financiere Richemont SA (“Richemont”), a $50.5 million remeasurement gain in connection with Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited, partially offset by a $6.8 million loss on the remeasurement of the put and call option over the 40% of Palm Angels' share capital not owned by New Guards and a $4.4 million loss on the remeasurement of the put option over Alanui. S.r.l.

The remeasurement gains on put and call option liabilities in second quarter 2021 were related to a $38.9 million remeasurement gain in connection with the Chalhoub Group’s put option over the non-controlling interest in Farfetch International Limited.

The $94.1 million of fair value gains on embedded derivative liabilities in second quarter 2022 were primarily driven by the decrease in our share price during the period. The fair value gains on embedded derivative liabilities in second quarter 2022 are comprised of the following revaluation gains on our convertible senior notes: (i) $20.0 million fair value gains related to $250 million 5.00% notes due in 2025 (the “February 2020 Notes”); (ii) $104.4 million fair value gains related to $400 million 3.75% notes due in 2027 (the “April 2020 Notes”); and, (iii) $30.2 million fair value losses related to $600 million 0.00% notes due in 2030 (the “November 2020 Notes”). These notes have provided strong liquidity to fund ongoing capital needs and invest in various growth initiatives.

The $206.9 million fair value gains on embedded derivative liabilities in second quarter 2021 were primarily driven by the decrease in our share price during the period. The fair value gains on embedded derivative liabilities in second quarter 2021 were comprised of $88.4 million fair value gains related to the February 2020 Notes; $69.0 million fair value gains related to the April 2020 Notes; and $49.4 million fair value gains related to the November 2020 Notes.

Profit After Tax

Profit after tax decreased by $20.2 million year-over-year from $87.9 million in second quarter 2021 to $67.7 million in second quarter 2022, with the increase in gross profit of $37.6 million more than offset by an increase in selling, general and administrative expense of $54.9 million.

EPS and Diluted EPS

Second quarter 2022 basic EPS was $0.18 and diluted EPS was $(0.50). Diluted EPS assumes a full conversion of the convertible notes into shares, and that the Chalhoub liability and Farfetch China Holdings Ltd (“Farfetch China”) liability held on the statement of financial position at June 30, 2022 would have been settled in shares at the beginning of the second quarter 2022. As such, diluted EPS excludes the gains on items held at fair value and interest costs related to the Chalhoub liability, Farfetch China liability and the convertible notes, net of any applicable tax, while including all outstanding equity instruments that have a dilutive impact.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA declined by $3.6 million to $(24.2) million and Adjusted EBITDA Margin declined from (4.7)% to (4.9)% in second quarter 2022, primarily due to higher growth in general and administrative expenses as compared to growth in Adjusted Revenue.

Liquidity

Liquidity as of June 30, 2022 was comprised of short-term investments of $99.6 million and cash and cash equivalents of $575.6 million. The decrease in cash and cash equivalents of $787.5 million for the six months ended June 30, 2022 from $1,363.1 million as at December 31, 2021 is primarily related to funding working capital of $278.8 million, of which $256.4 million related to first quarter 2022 reflecting the seasonality of the Marketplace cashflows, the strategic minority common equity investment of $200.0 million in the Neiman Marcus Group on May 2022, and cash payments for business combinations.

Post Balance Sheet Events

On August 24, 2022, Richemont, Farfetch and Symphony Global announced the acquisition by Farfetch and Symphony Global (one of the investment vehicles of Mohamed Alabbar) of a 47.5% and 3.2% stake, respectively, in YNAP, and the agreement for Richemont and YNAP each to adopt Farfetch Platform Solutions. For further information, refer to the Form 6-K furnished to the SEC on August 24, 2022, also available at http://farfetchinvestors.com.

Foreign Exchange Rate Fluctuations

"Constant currency" means translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated.

	Three months ended June 30,			Three months ended June 30,
	2021	2022	%	2022 at constant currency	%
GMV	$1,007,811	$1,020,448	1.3%	$1,084,087	7.6%
Digital Platform GMV	913,350	883,130	(3.3%)	928,382	1.6%
Brand Platform GMV	72,722	107,137	47.3%	122,478	68.4%
Revenue	523,313	579,347	10.7%	631,861	20.7%

In second quarter 2022, excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased 1.6% year-over-year, whereas our reported Digital Platform GMV declined 3.3% year-over-year. Similarly, in first quarter 2022, excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased 5.0% year-over-year (previously reported as a 0.7% decrease in our first quarter 2022 results Form 6-K on May 26, 2022), as compared to our reported Digital Platform GMV increase of 2.5% year-over-year.

Our financial information is presented in U.S. dollars, which differs from the underlying functional currencies of certain of our subsidiaries (including New Guards whose functional currency is the euro), exposing us to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when currencies are translated into U.S. dollars.

At a subsidiary level we are also exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows. We hedge a portion of our core transactional exposures using forward foreign exchange contracts and foreign exchange option contracts; however, we are exposed to fluctuations in exchange rates on the unhedged portion of the exposures.

Outlook

Uncertainties resulting from the impact of the COVID-19 pandemic, macroeconomic factors and geopolitical turmoil, including the war in Ukraine, could have material impacts on our future performance and projections. The factors that could potentially impact our future performance include, among others:

•
disruptions to our operations, fulfilment network, and shipments;
•
fluctuations in foreign exchange rates;
•
weakened consumer sentiment and discretionary income arising from macro-economic conditions;
•
increased costs to support our operations;
•
slowing e-commerce consumer activity as vaccinations gain acceptance and populations resume to pre-pandemic activities and lifestyles; and
•
reduced demand for our offerings and services.

The following reflects Farfetch’s expectations for Full Year 2022 as of August 25, 2022:

•
Digital Platform GMV growth of 0% to 5% year-over-year
•
Brand Platform GMV growth of 0% to 10% year-over-year
•
Targeting break-even Adjusted EBITDA

Conference Call Information

Farfetch Limited will host a conference call today, August 25, 2022, at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for at least 30 days.

Unaudited interim condensed consolidated statement of operations
For the three and six months ended June 30
(in $ thousands, except share and per share data)
	Three months ended June 30,		Six months ended June 30,
	2021	2022	2021	2022
Revenue	523,313	579,347	1,008,392	1,094,150

Cost of revenue	(293,231)	(311,677)	(557,441)	(595,964)
Gross profit	230,082	267,670	450,951	498,186

Selling, general and administrative expenses	(380,383)	(435,285)	(719,677)	(826,676)
Operating loss	(150,301)	(167,615)	(268,726)	(328,490)

Gains on items held at fair value and remeasurements	245,738	252,163	905,608	1,160,423
Share of results of associates	18	12	(51)	30
Finance income	9,906	2,374	10,924	4,220
Finance costs	(20,631)	(26,558)	(46,310)	(43,964)
Profit before tax	84,730	60,376	601,445	792,219

Income tax benefit	3,195	7,294	3,147	4,203
Profit after tax	87,925	67,670	604,592	796,422

Profit after tax attributable to:
Equity holders of the parent	86,647	70,483	597,882	804,809
Non-controlling interests	1,278	(2,813)	6,710	(8,387)
	87,925	67,670	604,592	796,422

Earnings/(loss) per share attributable to equity holders of the parent
Basic	0.24	0.18	1.68	2.11
Diluted	(0.31)	(0.50)	(0.59)	(0.77)

Weighted-average shares outstanding
Basic	358,188,280	382,806,025	356,634,987	382,232,170
Diluted	455,666,358	438,030,699	455,288,968	460,821,030

Unaudited interim condensed consolidated statement of comprehensive income/(loss)
For the three and six months ended June 30
(in $ thousands)
	Three months ended June 30,		Six months ended June 30,
	2021	2022	2021	2022
Profit after tax	87,925	67,670	604,592	796,422
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange gain/(loss) on translation of foreign operations	1,674	(36,291)	(5,605)	(33,368)
Loss on cash flow hedges recognized in equity	(7,970)	(43,949)	(1,697)	(42,842)
(Gain)/loss on cash flow hedges reclassified and reported in net profit	(4,997)	15,549	(7,689)	21,405
Loss on cash flow hedges recognized in equity - time value	(654)	-	(2,552)	-
Hedge discontinuation gains transferred to statement of operations	-	-	-	(23,387)
Other comprehensive loss for the period, net of tax	(11,947)	(64,691)	(17,543)	(78,192)
Total comprehensive income for the period, net of tax	75,978	2,979	587,049	718,230

Total comprehensive income/(loss) attributable to:
Equity holders of the parent	73,373	5,907	581,479	726,717
Non-controlling interests	2,605	(2,928)	5,570	(8,487)
	75,978	2,979	587,049	718,230

Unaudited interim condensed consolidated statement of financial position
(in $ thousands)
	December 31, 2021	June 30, 2022
Non-current assets
Other receivables	31,225	18,450
Deferred tax assets	13,334	18,776
Intangible assets	1,359,657	1,721,135
Property, plant and equipment	97,063	94,591
Right-of-use assets	195,549	203,576
Investments	17,937	217,897
Investments in associates	69	100
Total non-current assets	1,714,834	2,274,525
Current assets
Inventories	255,664	291,589
Trade and other receivables	374,706	454,688
Current tax assets	10,201	11,409
Short term investments	99,971	99,588
Derivative financial assets	8,010	8,536
Cash and cash equivalents	1,363,128	575,573
Total current assets	2,111,680	1,441,383
Total assets	3,826,514	3,715,908

Liabilities and equity
Non-current liabilities
Provisions	60,545	12,060
Deferred tax liabilities	156,025	145,043
Lease liabilities	180,915	184,850
Employee benefit obligations	12,948	3,947
Derivative financial liabilities	872,428	235,795
Borrowings	515,804	537,222
Put and call option liabilities	836,609	254,358
Other financial liabilities	13,367	308,491
Total non-current liabilities	2,648,641	1,681,766
Current liabilities
Trade and other payables	806,406	707,721
Provisions	14,585	8,657
Current tax liability	5,189	20,861
Lease liabilities	33,594	36,706
Employee benefit obligations	8,296	2,987
Derivative financial liabilities	21,118	67,490
Put and call option liabilities	8,321	48,900
Other financial liabilities	9,748	24,379
Total current liabilities	907,257	917,701
Total liabilities	3,555,898	2,599,467
Equity
Equity attributable to owners of the parent	88,608	953,580
Non-controlling interests	182,008	162,861
Total equity	270,616	1,116,441
Total equity and liabilities	3,826,514	3,715,908

Unaudited interim condensed consolidated statement of cash flows for the six months ended June 30
(in $ thousands)
	2021	2022
Cash flows from operating activities
Operating loss	(268,726)	(328,490)
Adjustments to reconcile operating loss to net cash outflow from operating activities:
Depreciation	23,640	27,355
Amortization	93,072	134,697
Non-cash employee benefits expense	99,034	140,061
Impairment of investments	67	65
Change in working capital
Increase in receivables	(106,026)	(89,925)
Increase in inventories	(57,552)	(42,509)
Decrease in payables	(71,347)	(146,388)
Change in other assets and liabilities
Decrease/(increase) in non-current receivables	(1,562)	12,379
Decrease in other liabilities	(30,146)	(45,225)
Decrease in provisions	(14,760)	(55,061)
Increase in derivative financial instruments	6,846	237
Income taxes paid	(12,733)	(4,100)
Net cash outflow from operating activities	(340,193)	(396,904)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	-	(69,988)
Payments for property, plant and equipment	(11,626)	(11,773)
Payments for intangible assets	(52,767)	(70,013)
Payments for investments	(9,107)	(206,531)
Increase in short-term investments	(100,000)	-
Interest received	1,804	3,150
Proceeds on disposal of investment	-	1,461
Net cash outflow from investing activities	(171,696)	(353,694)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(12,475)	(16,639)
Interest paid and fees paid on loans	(17,679)	(13,483)
Dividends paid to holders of non-controlling interests	(4,275)	(4,391)
Settlement of equity-based awards	-	(4,409)
Proceeds from exercise of employee share-based awards	24,403	1,395
Net cash outflow from financing activities	(10,026)	(37,527)

Net decrease in cash and cash equivalents	(521,915)	(788,125)
Cash and cash equivalents at the beginning of the period	1,573,421	1,363,128
Effects of exchange rate changes on cash and cash equivalents	(2,758)	570
Cash and cash equivalents at end of period	1,048,748	575,573

Unaudited interim condensed consolidated statement of changes in (deficit)/equity
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	(Deficit)/equity attributable to owners of the parent	Non- controlling interests	Total (deficit)/equity
Balance at January 1, 2021	14,168	927,931	783,529	(7,271)	467,565	(4,013,120)	(1,827,198)	168,556	(1,658,642)
Balance at January 1, 2021 (as previously reported)	14,168	927,931	783,529	(7,271)	447,753	(4,010,756)	(1,844,646)	168,556	(1,676,090)
Correction of misstatements (1)	-	-	-	-	19,812	(2,364)	17,448	-	17,448
Revised balance at January 1, 2021	14,168	927,931	783,529	(7,271)	467,565	(4,013,120)	(1,827,198)	168,556	(1,658,642)
Changes in equity/(deficit)
Profit after tax for the period	-	-	-	-	-	597,882	597,882	6,710	604,592
Other comprehensive (loss)/income	-	-	-	(4,465)	(11,938)	-	(16,403)	(1,140)	(17,543)
Total comprehensive (loss)/income for the period, net of tax	-	-	-	(4,465)	(11,938)	597,882	581,479	5,570	587,049
Loss on cashflow hedge transferred to inventory	-	-	-	-	2,023	-	2,023	-	2,023
Issue of share capital, net of transaction costs	160	-	-	-	-	-	160	-	160
Early conversion of convertible loan notes	128	118,792	-	-	-	-	118,920	-	118,920
Share-based payment – equity settled	-	-	-	-	43,953	66,293	110,246	-	110,246
Share-based payment – reverse vesting shares	-	-	-	-	13,046	-	13,046	-	13,046
Acquisition of non-controlling interest	-	-	-	-	-	-	-	2,434	2,434
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(17,063)	(17,063)
Non-controlling interest put option	-	-	-	-	(4,861)	-	(4,861)		(4,861)
Other	-	-	-	-	(873)	-	(873)	873	-
Balance at June 30, 2021	14,456	1,046,723	783,529	(11,736)	508,915	(3,348,945)	(1,007,058)	160,370	(846,688)

Balance at January 1, 2022	15,231	1,641,674	783,529	(24,544)	59,520	(2,386,802)	88,608	182,008	270,616
Changes in equity
Profit/(loss) after tax for the period	-	-	-	-	-	804,809	804,809	(8,387)	796,422
Other comprehensive loss				(33,268)	(44,824)	-	(78,092)	(100)	(78,192)
Total comprehensive (loss)/income for the period, net of tax	-	-	-	(33,268)	(44,824)	804,809	726,717	(8,487)	718,230
Gain on cashflow hedge transferred to inventory	-	-	-	-	(686)	-	(686)	-	(686)
Issue of share capital, net of transaction costs	116	4,135	-	-	-	-	4,251	-	4,251
Share-based payment – equity settled	-	-	-	-	65,948	42,008	107,956	-	107,956
Share-based payment – reverse vesting shares	14	5,872		-	22,301	-	28,187	-	28,187
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(17,764)	(17,764)
Non-controlling interest arising on purchase of asset	-	-	-	-	-	-	-	5,493	5,493
Other	-	-	-	-	-	(1,453)	(1,453)	1,611	158
Balance at June 30, 2022	15,361	1,651,681	783,529	(57,812)	102,259	(1,541,438)	953,580	162,861	1,116,441

1. Refer to our Consolidated financial statements included in our 2021 20-F filed with the U.S. Securities and Exchange Commission ("SEC") for further information.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the timing and completion of and expected benefits from the transactions involving Richemont Maisons, NET-A-PORTER, YNAP and Alabbar, our expectations in relation to the impact of regional COVID-19 restrictions on orders in Mainland China, the suspension of trade in Russia, cost inflation in digital marketing channels, future financial or operating performance, measures we are taking in response to the impact of Apple’s iOS privacy measures, progress made towards our Positively Farfetch 2030 sustainability goals, planned activities and objectives, anticipated growth resulting therefrom, strategic initiatives and partnerships, our growth and expected performance for full year 2022, statements regarding our profitability, as well as statements that include the words “expect,” “intend,” “plan,” “aim,” “enable,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; the effect of the COVID-19 global pandemic on our business and results of operations; our global operations involve additional risks, such as exposure to local economic or political instability, for example, in connection with the conflict between Russia and Ukraine; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; fluctuations in foreign exchange rates; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of luxury sellers for the supply of products on our Marketplace; our reliance on luxury sellers to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; our reliance on third-party warehouse partners; delays and disruptions with suppliers and distribution partners; New Guards’ dependence on its production, inventory management and fulfilment processes and systems; the operation of retail stores subjects us to numerous risks, some of which are beyond our control; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our reliance on highly complex software, which may contain undetected errors; our ability or the ability of third-parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our reliance on information technologies and our ability to adapt to technological developments; our reliance on third-party providers to host certain websites and applications; our ability to successfully utilize our data; our ability to manage our growth effectively; the increasing impact of and focus on environmental, social and governance matters could increase our costs, harm our reputation and adversely affect our financial results; José Neves, our Chief Executive Officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2021, as such factors may be updated from time to time in our other filings with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NOTES AND DISCLOSURES

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, Digital Platform Order Contribution Margin and constant currency information (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the “Definitions” section below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•
as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;
•
for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•
to evaluate the performance and effectiveness of our strategic initiatives; and
•
to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•
such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•
such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•
such measures do not reflect changes in our working capital needs;
•
such measures do not reflect our share-based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•
although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•
other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Farfetch reports under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share-based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of the historical non-IFRS measures presented in this press release to their most directly comparable IFRS measures are included in the accompanying tables.

The following tables reconcile Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measure, which are profit/(loss) after tax and profit/(loss) after tax margin, respectively:

(in $ thousands, except as otherwise noted)

	Three months ended June 30,
	2021	2022

Profit after tax	$87,925	$67,670
Net finance expense	10,726	24,184
Income tax benefit	(3,195)	(7,294)
Depreciation and amortization	62,720	80,557
Share-based payments (1)	60,173	58,069
Gains on items held at fair value and remeasurements (2)	(245,738)	(252,163)
Other items (3)	6,828	4,765
Share of results of associates	(18)	(12)
Adjusted EBITDA	$(20,579)	$(24,224)
Revenue	$523,313	$579,347
Profit after tax margin	16.8%	11.7%
Adjusted Revenue	$439,488	$499,416
Adjusted EBITDA Margin	(4.7)%	(4.9%)

1. Represents share-based payment expense.

2. Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 24 for a breakdown of these items.

3. Represents other items, which are outside the normal scope of our ordinary activities. See “other items” on page 24 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following tables reconcile Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is Revenue:

(in $ thousands, except as otherwise noted)

	Three months ended June 30,
	2021	2022

Revenue	$523,313	$579,347
Less: Digital Platform Fulfilment Revenue	(83,825)	(79,931)
Adjusted Revenue	$439,488	$499,416

The following tables reconcile Revenue at constant currency to the most directly comparable IFRS performance measure, which is Revenue:

(in $ thousands, except as otherwise noted)
Three months ended June 30,
2022
Revenue	$579,347
Foreign exchange impact	52,514
Revenue at constant currency	$631,861

Revenue growth	10.7%
Foreign exchange impact on revenue growth	10.0%
Revenue growth at constant currency	20.7%

The following tables reconcile Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measure, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin, respectively:

(in $ thousands, except as otherwise noted)

	Three months ended June 30,
	2021	2022

Digital Platform Gross Profit	$184,999	$187,784
Less: Demand generation expense	(65,888)	(75,025)
Digital Platform Order Contribution	$119,111	$112,759
Digital Platform Services Revenue	$349,131	$356,038
Digital Platform Gross Profit Margin	53.0%	52.7%
Digital Platform Order Contribution Margin	34.1%	31.7%

The following tables reconcile Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	Three months ended June 30, 2022
	2021	2022

Earnings per share	$0.24	$0.18
Share-based payments (1)	0.17	0.15
Amortization of acquired intangible assets	0.09	0.11
Gains on items held at fair value and remeasurements (2)	(0.69)	(0.66)
Other items (3)	0.02	0.01
Share of results of associates	(0.00)	0.00
Adjusted loss per share	$(0.17)	$(0.21)

1. Represents share-based payment expense on a per share basis.

2. Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 24 for a breakdown of these items.

3. Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “other items” on page 24 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following tables represent gains/(losses) on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	Three months ended June 30,
	2021	2022
Fair value remeasurements:
$250 million 5.00% Notes due 2025 embedded derivative	$88,393	$19,991
$400 million 3.75% Notes due 2027 embedded derivative	69,047	104,397
$600 million 0.00% Notes due 2030 embedded derivative	49,434	(30,245)
FV remeasurement of equity investment carried at FVTPL	-	(6,335)
Gain on disposal of investment carried at FVTPL	-	1,461

Present value remeasurements:
Chalhoub put option	38,864	50,467
Palm Angels put call option and earn-out	-	(6,834)
Alibaba and Richemont put option	-	123,663
Alanui put option	-	(4,402)
Gains on items held at fair value and remeasurements	$245,738	$252,163

Farfetch share price (end of day)	$50.36	$7.16

The following tables represent other items:

(in $ thousands, except as otherwise noted)

	Three months ended June 30,
	2021	2022

Transaction-related legal and advisory expenses	$(6,828)	$(4,765)
Other items	$(6,828)	$(4,765)

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps or on third party websites or platforms on which we operate. A consumer is deemed to be active if they made a purchase within the last twelve-month period, irrespective of cancellations or returns. Active Consumers includes the Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and the New Guards owned sites operated by Farfetch Platform Solutions plus third-party websites or platforms on which we operate, including Amazon.com and Tmall Luxury Pavilion. Due to limitations in the data we are provided by certain third-party websites or platforms on which we operate, a limited number of consumers who transact on such websites or platforms and on our directly owned and operated sites and related apps, may be duplicated in the number of Active Consumers we report. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means net income/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share-based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share-based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is generally equal to GMV as such sales are not commission based. However, revenue relating to royalties, commission and other fees arising on commercial arrangements may be recognized within Brand Platform Revenue and not Brand Platform GMV.

"Constant currency" means translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of centrally Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit.

"Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our technology platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including first-party original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based. Digital Platform Services first-party revenues represent sales net of promotional incentives, such as free shipping and promotional codes, where these incentives are not designated as Farfetch-funded.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. First-party GMV is also net of promotions. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores, which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales for Browns and New Guards’ directly operated stores is equal to GMV of such sales because such sales are not commission based. Revenue realized from In-store sales for Stadium Goods does not equal GMV of such sales as a certain portion of those sales are third-party and are commission based.

"Media solutions revenue" is revenue derived from advertising products and solutions provided to luxury sellers to enable them to leverage our luxury audience and first-party data in pursuing their respective marketing opportunities on the Farfetch Marketplace.

“Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels to support the Digital Platform. Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

SVP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a global platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Future Retail, which develops innovations such as our Connected Retail solutions.

For more information, please visit www.farfetchinvestors.com.